Exhibit 99.1

AirMedia Announces Unaudited Fourth Quarter and Fiscal Year 2011 Financial

Results

Beijing, China – March 12, 2012 – AirMedia Group Inc. (“AirMedia” or the “Company”) (Nasdaq: AMCN), a leading operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers, today announced its unaudited financial results for the fourth quarter ended December 31, 2011.

Fourth Quarter 2011 Financial and Business Highlights

•	Total revenues increased by 24.1% year-over-year and by 25.3% quarter-over-quarter to US$87.8 million, beating the high end of the Company’s already raised guidance by US$1.8 million.

•	Revenues from the gas station media network increased by 281.5% year-over-year and by 58.5% quarter-over-quarter to US$5.9 million.

•	Net income attributable to AirMedia’s shareholders was US$4.6 million. Basic and diluted net income attributable to AirMedia’s shareholders per American Depositary Share (“ADS”) were both US$0.07.

•

Adjusted net income attributable to AirMedia’s shareholders (non-GAAP), which is net income attributable to AirMedia’s shareholders excluding share-based compensation expenses, amortization of acquired intangible assets, impairment of goodwill and impairment of intangible assets, was US$7.2 million. Adjusted basic and diluted net income attributable to AirMedia’s shareholders per ADS (non-GAAP) were both US$0.11.

Fiscal Year 2011 Financial Highlights

•	Total revenues increased by 17.5% year-over-year to US$277.8 million.

•	Net loss attributable to AirMedia’s shareholders was US$9.6 million. Basic and diluted net loss attributable to AirMedia’s shareholders per ADS were both US$0.15.

•

Adjusted net income attributable to AirMedia’s shareholders (non-GAAP), which is net income attributable to AirMedia’s shareholders excluding share-based compensation expenses, amortization of acquired intangible assets, impairment of goodwill and impairment of intangible assets, was US$468,000. Adjusted basic and diluted income attributable to AirMedia’s shareholders per ADS (non-GAAP) were both US$0.01.

“AirMedia has demonstrated strong resilience to significant adverse market events. We emerged stronger and more competitive after overcoming each challenge. Our solid quarterly earnings are, again, a validation of the leverage business model that we have been building. With a leading market position in the air travel advertising sector, AirMedia has become the right choice for airports in China. The recent renewals of some major contracts reflect the value and synergy of our nationwide advertising network,” commented Herman Guo, chairman and chief executive officer of AirMedia.

“In 2012, we will focus on further demonstrating the earnings power of our business model. More importantly, we will lay out the foundation for future growth. One initiative is to expand the nationwide coverage of our mega-size LEDs with strong financial discipline. There are high levels of demand for our mega-size LEDs and we have significant pricing power in most locations. We have recently obtained concession rights to operate mega-size LEDs in the Chengdu and Xi’an airports. We will carefully try to replicate our success from our existing locations to these new locations,” Mr. Guo added.

“We are pleased to have delivered strong revenue growth and record quarterly income from operations in the past three years in the fourth quarter of 2011. It sets us on a good track toward achieving profitable growth in 2012. Our revenue growth expectation is built on our strong market position and the continuous expansion of our customer base. With the recent renewals of major concession rights contracts, we believe that the vast majority of our concession fees are under control for the next three years,” Ping Sun, AirMedia’s chief financial officer, commented.

Fourth Quarter 2011 Financial Results

Revenues

Total revenues by product line (numbers in US$ 000’s except for percentages):

	Quarter Ended December 31, 2011	% of Total Revenues	Quarter Ended September 30, 2011	% of Total Revenues	Quarter Ended December 31, 2010	% of Total Revenues	Y/Y Growth rate	Q/Q Growth rate
Air Travel Media Network	79,434	90.4%	64,085	91.4%	66,634	94.2%	19.2%	24.0%
Digital frames in airports	38,287	43.6%	30,696	43.8%	32,653	46.1%	17.3%	24.7%
Digital TV screens in airports	9,370	10.7%	3,447	4.9%	8,586	12.1%	9.1%	171.8%
Digital TV screens on airplanes	7,533	8.6%	6,794	9.7%	9,597	13.6%	-21.5%	10.9%
Traditional media in airports	22,234	25.3%	21,344	30.4%	14,209	20.1%	56.5%	4.2%
Other revenues in air travel	2,010	2.2%	1,804	2.6%	1,589	2.3%	26.5%	11.4%
Gas Station Media Network	5,948	6.8%	3,753	5.4%	1,559	2.2%	281.5%	58.5%
Other Media	2,448	2.8%	2,270	3.2%	2,569	3.6%	-4.7%	7.8%

Total revenues	87,830	100.0%	70,108	100.0%	70,762	100.0%	24.1%	25.3%

Net revenues	84,994		68,715		68,687		23.7%	23.7%

Total revenues for the fourth quarter of 2011 reached US$87.8 million, representing a year-over-year increase of 24.1% from US$70.8 million and a quarter-over-quarter increase of 25.3% from US$70.1 million. The year-over-year increase was due to increases in revenues from most of the Company’s product lines other than digital TV screens on airplanes and other media. The quarter-over-quarter increase was due to increases in revenues from all of the Company’s product lines.

Revenues from digital frames in airports

Revenues from digital frames in airports for the fourth quarter of 2011 increased by 17.3% year-over-year and increased by 24.7% quarter-over-quarter to US$38.3 million. The year-over-year increase was due to increases in both the average advertising revenue per time slot sold (the “ASP”) and the number of time slots sold. The quarter-over-quarter increase was primarily due to an increase in the number of time slots sold. Please refer to “Summary of Selected Operating Data” below for detailed definitions of the operating data cited in this press release.

The number of time slots sold for the fourth quarter of 2011 increased by 4.8% year-over-year and by 23.8% quarter-over-quarter to 14,189 time slots. The year-over-year increase was due to continued sales efforts and growing acceptance of AirMedia’s digital frames. The quarter-over-quarter increase was primarily due to the continued comeback in advertising budget from the automobile industry and a seasonally strong quarter in the fourth quarter. AirMedia operated digital frames in 34 airports in the fourth quarter of 2011, unchanged from the end of the fourth quarter of 2010 and down from 35 airports at the end of the third quarter of 2011. The number of time slots available for sale for the fourth quarter of 2011 increased by 1.4% year-over-year and by 0.4% quarter-over-quarter to 35,423 time slots. The utilization rate for the fourth quarter of 2011 increased by 1.4 percentage points year-over-year and by 7.6 percentage points quarter-over-quarter to 40.1%. The year-over-year and quarter-over-quarter increases were primarily due to the increases in the number of time slots sold.

The ASP of digital frames for the fourth quarter of 2011 increased by 11.8% year-over-year and by 0.7% quarter-over-quarter to US$2,698. The year-over-year increase was primarily due to an increase in the listing prices of our digital frames in some airports in January 2011 and lower discounts offered in the fourth quarter of 2011 than in the same period one year ago.

Revenues from digital TV screens in airports

Revenues from digital TV screens in airports for the fourth quarter of 2011 increased by 9.1% year-over-year and by 171.8% quarter-over-quarter to US$9.4 million. The year-over-year increase was primarily due to an increase in the ASP of digital TV screens in the airports, which was partially offset by a decrease in the number of time slots sold. The quarter-over-quarter increase was primarily due to an increase in the number of time slots sold.

The number of time slots sold for the fourth quarter of 2011 decreased by 13.7% year-over-year and increased by 165.2% quarter-over-quarter to 6,133 time slots. The year-over-year decrease was primarily due to a drop in demand from advertisers and an increase in the ASP of digital TV screens in airports in the fourth quarter of 2011 than in the same period one year ago. The quarter-over-quarter increase was primarily due to the continued comeback in advertising budget from the automobile industry and a seasonally strong quarter in the fourth quarter. The number of time slots available for sale for the fourth quarter of 2011 decreased by 24.4% year-over-year and by 2.8% quarter-over-quarter to 18,138 time slots. The year-over-year decrease was primarily due to the fact that after it became the operator of CCTV’s Air Channel, AirMedia shortened advertising time within each one-hour program to 20 minutes from 25 minutes to better attract air travelers’ attention. The quarter-over-quarter decrease was primarily due to a decrease in the number of airports in AirMedia’s digital TV screen network. AirMedia operated digital TV screens in 36 airports in the fourth quarter of 2011, down from 38 airports at the end of the fourth quarter of 2010 and down from 37 airports in the third quarter of 2011. The utilization rate for the fourth quarter of 2011 increased by 4.2 percentage points year-over-year and by 21.4 percentage points quarter-over-quarter to 33.8%. The year-over-year increase was primarily due to the decrease in the number of time slots available for sale. The quarter-over-quarter increase was primarily due to the increase in the number of time slots sold and the decrease in the number of time slots available for sale.

The ASP of digital TV screens in airports for the fourth quarter of 2011 increased by 26.4% year-over-year and by 2.6% quarter-over-quarter to US$1,528. The year-over-year increase was primarily due to lower discounts in the fourth quarter of 2011 than in the same period one year ago. The quarter-over-quarter increase was primarily due to a change in the mix of time slots sold. The number of time slots sold in the top three airports, which have significantly higher ASPs than those sold in other airports, accounted for a higher percentage of total number of time slots sold in the fourth quarter of 2011 than in the previous quarter.

Revenues from digital TV screens on airplanes

Revenues from digital TV screens on airplanes for the fourth quarter of 2011 decreased by 21.5% year-over-year and increased by 10.9% quarter-over-quarter to US$7.5 million. The year-over-year decrease was primarily due to a decrease in the number of time slots sold, which was partially offset by an increase in the ASP of digital TV screen on airplanes. The quarter-over-quarter increase was primarily due to an increase in the ASP of digital TV screen on airplanes.

The number of time slots sold for the fourth quarter of 2011 decreased by 45.8% year-over-year and by 14.2% quarter-over-quarter to 218 time slots. The year-over-year decrease was primarily due to a drop in demand from advertisers and an increase in the ASP of digital TV screens on airplanes in the fourth quarter of 2011 than in the same period one year ago. The quarter-over-quarter decrease was primarily an increase in the ASP of digital TV screens on airplanes in the fourth quarter of 2011 than in the previous quarter, which resulted in fewer time slots sold. The number of time slots available for sale for the fourth quarter of 2011 was 414 time slots, which decreased by 2.8% year-over-year and remained unchanged quarter-over-quarter. The utilization rate for the fourth quarter of 2011 decreased by 41.7 percentage points year-over-year and by 8.7 percentage points quarter-over-quarter to 52.7%. The year-over-year and quarter-over-quarter decreases were primarily due to the decreases in the number of time slots sold.

The ASP of digital TV screens on airplanes for the fourth quarter of 2011 increased by 44.8% year-over-year and by 29.2% quarter-over-quarter to US$34,555. The year-over-year increase in the ASP was primarily due to an increase in the listing prices of digital TV screens on the airplanes operated by Air China and China Southern Airlines in January 2011 and lower discounts offered in the fourth quarter of 2011 than in the same period one year ago. The quarter-over-quarter increase in the ASP was primarily due to a change in the mix of the time slots sold and lower discounts offered in the fourth quarter of 2011 than in the previous quarter. The number of time slots sold on the three largest airlines, which have significantly higher ASPs than the time slots sold on the other airlines, accounted for a higher percentage in the fourth quarter of 2011 than in the previous quarter.

Revenues from traditional media in airports

Revenues from traditional media in airports for the fourth quarter of 2011 increased by 56.5% year-over-year and by 4.2% quarter-over-quarter to US$22.2 million. The year-over-year and quarter-over-quarter increases were primarily due to increases in both the number of locations sold and the ASP of traditional media in airports.

The number of locations sold for the fourth quarter of 2011 increased by 40.3% year-over-year and by 1.7% quarter-over-quarter to 707 locations primarily due to continued sales efforts and growing acceptance of AirMedia’s traditional media in airports. The number of locations available for sale for the fourth quarter of 2011 increased by 26.3% year-over-year and by 5.1% quarter-over-quarter to 950 locations. The year-over-year increase was primarily due to the addition of billboards and light boxes on the gate bridges at Terminal 3 of Beijing Airport, in Wenzhou Yongqiang Airport, and in some other airports during the year of 2011. The quarter-over-quarter increase was primarily due to newly acquired billboards and light boxes. The utilization rate of traditional media for the fourth quarter of 2011 increased by 7.4 percentage points year-over-year and decreased by 2.5 percentage points quarter-over-quarter to 74.4%. The year-over-year increase was due to the increase in the number of locations sold, partially offset by the increase in the number of locations available for sale. The quarter-over-quarter decrease was primarily due to the increase in the number of locations available for sale, partially offset by the increase in the number of locations sold.

The ASP of traditional media in airports for the fourth quarter of 2011 increased by 11.5% year-over-year and by 2.4% quarter-over-quarter to US$31,448. The year-over-year and quarter-over-quarter decreases were primarily due to more locations with higher listing prices sold in the fourth quarter of 2011 than in the same period one year ago and in the previous quarter.

Revenues from the gas station media network

Revenues from the gas station media network for the fourth quarter of 2011 increased by 281.5% year-over-year and by 58.5% quarter-over-quarter to US$5.9 million due to continued sales efforts and growing acceptance of AirMedia’s gas station media network.

Revenues from other media

Revenues from other media were primarily revenues from Beijing AirMedia City Outdoor Advertising Co., Ltd., a company AirMedia acquired in January 2010 which operates unipole signs and other outdoors media. Revenues from other media for the fourth quarter of 2011 decreased by 4.7% year-over-year and increased by 7.8% quarter-over-quarter to US$2.4 million. The year-over-year decrease was primarily due to a drop in demand from real estate advertisers. The quarter-over-quarter increase was primarily due to a seasonally strong quarter in the fourth quarter of 2011.

Business tax and other sales tax

Business tax and other sales tax for the fourth quarter of 2011 were US$2.8 million, compared to US$2.1 million in the same period one year ago and US$1.4 million in the previous quarter. For purposes of calculating the amount of business and other sales tax, concession fees are deducted from total revenues, as permitted under applicable PRC tax law.

Net revenues

Net revenues for the fourth quarter of 2011 reached US$85.0 million, representing a year-over-year increase of 23.7% from US$68.7 million and a quarter-over-quarter increase of 23.7% from US$68.7 million.

Cost of Revenues

Cost of revenues for the fourth quarter of 2011 was US$65.8 million, representing a year-over-year increase of 21.0% from US$54.3 million and a quarter-over-quarter increase of 6.5% from US$61.7 million. The year-over-year increase was primarily due to an increase in concession fees and higher agency fees paid to third-party advertising agencies. The quarter-over-quarter increase was primarily due to higher agency fees paid to third-party advertising agencies. Cost of revenues as a percentage of net revenues in the fourth quarter of 2011 was 77.4%, down from 79.1% in the same period one year ago and 89.8% in the previous quarter.

AirMedia incurs concession fees to airports for placing and operating digital frames, digital TV screens, traditional media and other displays in airports, to airlines for playing programs on their digital TV screens, to Sinopec for placing outdoors media in its gas stations, and to other media resources owners for placing unipole signs and other outdoors media.

Concession fees for the fourth quarter of 2011 increased by 15.5% year-over-year and decreased by 0.5% quarter-over-quarter to US$41.3 million. The year-over-year increase was primarily due to newly signed or renewed concession rights contracts during the period. Concession fees as a percentage of net revenues in the fourth quarter of 2011 was 48.6%, decreasing from 52.1% in the same period one year ago and decreasing from 60.4% in the previous quarter. The year-over-year and quarter-over-quarter decreases of concession fees as a percentage of net revenues were primarily due to the fact that revenues continued to ramp up while incremental concession fees grew at a slower pace than revenue growth.

Gross Profit

Gross profit for the fourth quarter of 2011 was US$19.2 million, compared to gross profit of US$14.3 million in the same period one year ago and gross profit of US$7.0 million in the previous quarter.

Gross profit as a percentage of net revenues for the fourth quarter of 2011 was 22.6%, compared to gross profit as a percentage of net revenues of 20.9% in the same period one year ago and gross profit as a percentage of net revenues of 10.2% in the previous quarter. The year-over-year and quarter-over-quarter improvements in gross profit as a percentage of net revenues were primarily due to the fact that net revenues grew faster than cost of revenues.

Operating Expenses

Operating expenses (numbers in US$ 000’s except for percentages):

	Quarter Ended December 31, 2011	% of Net Revenues	Quarter Ended September 30, 2011	% of Net Revenues	Quarter Ended December 31, 2010	% of Net Revenues	Y/Y Growth rate	Q/Q Growth rate
Selling and marketing expenses	4,984	5.9%	4,429	6.4%	4,866	7.1%	2.4%	12.5%
General and administrative expenses	7,245	8.5%	5,562	8.1%	5,182	7.5%	39.8%	30.3%
Impairment of goodwill	1,003	1.2%	—	0.0%	—	0.0%	N/A	N/A
Impairment of intangible asset	—	0.0%	—	0.0%	1,000	1.5%	-100.0%	N/A

Total operating expenses	13,232	15.6%	9,991	14.5%	11,048	16.1%	19.8%	32.4%

Adjusted operating expenses (non-GAAP)	10,695	12.6%	6,659	9.7%	7,944	11.6%	34.6%	60.6%

Total operating expenses for the fourth quarter of 2011 were US$13.2 million, representing a year-over-year increase of 19.8% from US$11.0 million and a quarter-over-quarter increase of 32.4% from US$10.0 million.

Total operating expenses for the fourth quarter of 2011 included share-based compensation expenses of US$582,000, compared to share-based compensation expenses of US$1.1 million in the same period one year ago and share-based compensation expenses of US$2.4 million in the previous quarter. The year-over-year decrease in share-based compensation expenses was primarily due to the fact that all of the stock options granted on November 29, 2007 had fully vested on November 29, 2010. The quarter-over-quarter decrease in share-based compensation was primarily due to a re-pricing of stock options on August 23, 2011, which resulted in additional one-time share-based compensation expenses in the third quarter of 2011.

Adjusted operating expenses (non-GAAP) for the fourth quarter of 2011, which excluded share-based compensation expenses, amortization of acquired intangible assets, impairment of goodwill, and impairment of intangible assets, were US$10.7 million, representing a year-over-year increase of 34.6% from US$7.9 million and a quarter-over-quarter increase of 60.6% from US$6.7 million (1). Adjusted operating expenses as a percentage of net revenues (non-GAAP) in the fourth quarter of 2011 was 12.6%, compared to 11.6% in the same period one year ago and 9.7% in the previous quarter.

(1) Please refer to “Adjustments to Unaudited Fourth Quarter 2010 Financial Results” below for a discussion of the adjustments made to the Company’s unaudited financial results for the fourth quarter of 2011.

Please refer to the attached table captioned “Reconciliation of GAAP Operating Expenses to Non-GAAP Adjusted Operating Expenses” for a reconciliation of operating expenses under U.S. GAAP to adjusted operating expenses (non-GAAP).

Selling and marketing expenses for the fourth quarter of 2011 were US$5.0 million, including share-based compensation expenses of US$178,000. This represented a year-over-year increase of 2.4% from US$4.9 million and a quarter-over-quarter increase of 12.5% from US$4.4 million. The year-over-year and quarter-over-quarter increases were primarily due to higher sales commissions for the Company’s direct sales force.

General and administrative expenses for the fourth quarter of 2011 were US$7.2 million, including share-based compensation expenses of US$404,000. This represented a year-over-year increase of 39.8% from US$5.2 million and a quarter-over-quarter increase of 30.3% from US$5.6 million. The year-over-year and quarter-over-quarter increases were primarily due to higher bad-debt provisions.

Income/Loss from Operations

Income from operations for the fourth quarter of 2011 was US$6.0 million, compared to income from operations of US$3.3 million in the same period one year ago and loss from operations of US$3.0 million in the previous quarter. Income from operations as a percentage of net revenues for the fourth quarter of 2011 was 7.1%, compared to 4.8% in the same period one year ago and negative 4.4% in the previous quarter.

Adjusted income from operations (non-GAAP) for the fourth quarter of 2011, which excluded share-based compensation expenses, amortization of acquired intangible assets, and impairment of intangible assets, was US$8.5 million, compared to adjusted income from operations (non-GAAP) of US$6.4 million in the same period one year ago and adjusted income from operations (non-GAAP) of US$333,000 in the previous quarter. Adjusted operating margin (non-GAAP) for the fourth quarter of 2011, which excluded the effect of share-based compensation expenses, amortization of acquired intangible assets, impairment of goodwill, and impairment of intangible assets, was 10.0%, compared to 9.3% in the same period one year ago and 0.5% in the previous quarter.

Please refer to the attached table captioned “Reconciliation of GAAP Loss from Operations to Non-GAAP Adjusted Loss from Operations” for a reconciliation of loss from operations under U.S. GAAP to adjusted loss from operations (non-GAAP).

Income Tax Benefits/Expenses

Income tax expenses for the fourth quarter of 2011 were US$2.4 million, compared to income tax benefits of US$418,000 in the same period one year ago and income tax benefits of US$205,000 in the previous quarter. The year-over-year and quarter-over-quarter increases of tax expenses were primarily due to higher valuation allowance.

Net Income/Loss Attributable to AirMedia’s Shareholders

Net income attributable to AirMedia’s shareholders for the fourth quarter of 2011 was US$4.6 million, compared to net income attributable to AirMedia’s shareholders of US$5.1 million in the same period one year ago and net loss attributable to AirMedia’s shareholders of US$1.7 million in the previous quarter. The basic net income attributable to AirMedia’s shareholders per ADS for the fourth quarter of 2011 was US$0.07, compared to basic net income attributable to AirMedia’s shareholders per ADS of US$0.08 in the same period one year ago and basic net loss attributable to AirMedia’s shareholders per ADS of US$0.03 in the previous quarter. The diluted net income attributable to AirMedia’s shareholders per ADS for the fourth quarter of 2011 was US$0.07, compared to diluted net income attributable to AirMedia’s shareholders per ADS of US$0.07 in the same period one year ago and diluted net loss attributable to AirMedia’s shareholders per ADS of US$0.03 in the previous quarter.

Adjusted net income attributable to AirMedia’s shareholders (non-GAAP) for the fourth quarter of 2011, which is net income attributable to AirMedia’s shareholders excluding share-based compensation expenses, amortization of acquired intangible assets, impairment of goodwill, and impairment of intangible assets, was US$7.2 million, compared to adjusted net income attributable to AirMedia’s shareholders (non-GAAP) of US$8.2 million in the same period one year ago and adjusted net income attributable to AirMedia’s shareholders (non-GAAP) of US$1.6 million in the previous quarter. Basic adjusted net income attributable to AirMedia’s shareholders per ADS (non-GAAP) for the fourth quarter of 2011 was US$0.11, compared to basic adjusted net income attributable to AirMedia’s shareholders per ADS (non-GAAP) of US$0.12 in the same period one year ago and basic adjusted net income attributable to AirMedia’s shareholders per ADS (non-GAAP) of US$0.03 in the previous quarter. Diluted adjusted net income attributable to AirMedia’s shareholders per ADS (non-GAAP) for the fourth quarter of 2011 was US$0.11, compared to diluted adjusted net income attributable to AirMedia’s shareholders per ADS (non-GAAP) of US$0.12 in the same period one year ago and diluted adjusted net income attributable to AirMedia’s shareholders per ADS (non-GAAP) of US$0.03 in the previous quarter.

Please refer to the attached table captioned “Reconciliation Of GAAP Net Income (Loss) and EPS To Non-GAAP Adjusted Net Income (Loss) and EPS” for a reconciliation of net income (loss) attributable to AirMedia’s shareholders and basic and diluted net income (loss) attributable to AirMedia’s shareholders per ADS under U.S. GAAP to adjusted net income (loss) attributable to AirMedia’s shareholders (non-GAAP) and basic and diluted adjusted net income (loss) attributable to AirMedia’s shareholders per ADS (non-GAAP).

Cash and Restricted Cash

Other than restricted cash of US$6.4 million, cash totaled US$112.7 million as of December 31, 2011, compared to US$106.5 million as of December 31, 2010. The increase in cash from December 31, 2010 was primarily due to positive cash flow from operations.

ADS Repurchases

On March 21, 2011, AirMedia’s board of directors authorized AirMedia to repurchase up to US$20 million of its own outstanding ADSs within two years from March 21, 2011. As of March 4, 2012, AirMedia had repurchased an aggregate of 3,397,915 ADSs on the open market for a total consideration of US$11.1 million.

Fiscal Year 2011 Financial Results

Revenues

Total revenues by product line (numbers in US$ 000’s except for percentages):

	Year ended December 31, 2011	% of Total Revenues	Year ended December 31, 2010	% of Total Revenues	Y/Y Growth rate
Air Travel Media Network	255,161	91.9%	222,146	94.0%	14.9%
Digital frames in airports	126,539	45.5%	113,196	47.9%	11.8%
Digital TV screens in airports	21,937	7.9%	28,905	12.2%	-24.1%
Digital TV screens on airplanes	26,734	9.6%	27,564	11.7%	-3.0%
Traditional media in airports	73,535	26.5%	48,418	20.5%	51.9%
Other revenues in air travel	6,416	2.4%	4,063	1.7%	57.9%
Gas Station Media Network	12,873	4.6%	3,664	1.5%	251.3%
Other Media	9,787	3.5%	10,650	4.5%	-8.1%

Total revenues	277,821	100.0%	236,460	100.0%	17.5%

Net revenues	270,624		230,505		17.4%

Total revenues for the fiscal year 2011 were US$277.8 million, representing a year-over-year increase of 17.5% from US$236.5 million in fiscal year 2010. The year-over-year increase was primarily due to the increases in revenues from digital frames in airports, traditional media in airports, and gas station media network.

Revenues from digital frames in airports

Revenues from digital frames in airports for fiscal year 2011 increased by 11.8% year-over-year to US$126.5 million due to an increase in the ASP of digital frames in airports.

The number of time slots sold for fiscal year 2011 decreased slightly by 1.0% year-over-year to 46,399 time slots. The number of airports where AirMedia operates digital frames was 34 at the end of 2011, unchanged from the end of 2010. The number of time slots available for sale for fiscal year 2011 increased by 5.2% year-over-year to 139,252 time slots. The utilization rate of digital frames for fiscal year 2011 decreased by 2.1 percentage points year-over-year to 33.3%, due to the increase in the number of time slots available for sale and the decrease in the number of time slots sold.

The ASP of digital frames in airports for fiscal year 2011 increased by 13.0% year-over-year to US$2,727 primarily due to an increase in the listing prices of our digital frames in some airports in January 2011 and lower discounts offered in fiscal year 2011 than in fiscal year 2010.

Revenues from digital TV screens in airports

Revenues from digital TV screens in airports for fiscal year 2011 decreased by 24.1% year-over-year to US$21.9 million due to a decrease in the number of time slots sold which was partially offset by an increase in the ASP of digital TV screens in airports,

The number of time slots sold for fiscal year 2011 decreased by 44.9% year-over-year to 14,439 time slots, primarily due to a drop in demand. The number of time slots available for sale for fiscal year 2011 decreased by 21.3% year-over-year to 74,028 time slots in 2011, primarily due to the fact that after it became the operator of CCTV’s Air Channel, AirMedia shortened advertising time within each one-hour program to 20 minutes from 25 minutes to better attract air travelers’ attention. Utilization rate of digital TV screens in airports for fiscal year 2011 decreased by 8.4 percentage points year-over-year to 19.5% due to the decrease in the number of time slots sold.

The ASP of digital TV screens in airports for fiscal year 2011 increased by 37.7% year-over-year to US$1,519, primarily due to lower discounts offered in fiscal year 2011 than in fiscal year 2010, and a change in the mix of time slots sold. The number of time slots sold in the top three airports, which have significantly higher ASPs than those sold in other airports, accounted for a higher percentage of total number of time slots sold in fiscal year 2011 than in fiscal year 2010.

Revenues from digital TV screens on airplanes

Revenues from digital TV screens on airplanes for fiscal year 2011 decreased by 3.0% year-over-year to US$26.7 million, primarily due to a decrease in the number of time slots sold, which was partially offset by an increase in the ASP of digital TV screens on airplanes.

The number of time slots sold for fiscal year 2011 decreased by 25.5% year-over-year to 896 time slots due to a drop in demand and an increase in the ASP of digital TV screens on airplanes in fiscal year 2011 than in fiscal year 2010, which resulted in fewer time slots sold. The number of time slots available for sale for fiscal year 2011 was 1,656 time slots, relatively unchanged from fiscal year 2010. Utilization rate for fiscal year 2011 decreased by 19.0 percentage points year-over-year to 54.1% primarily due to the decrease in the number of time slots sold.

The ASP of digital TV screens on airplanes for fiscal year 2011 increased by 30.2% year-over-year to US$29,837, primarily due to an increase in the listing prices of digital TV screens on the airplanes operated by Air China and China Southern Airlines in January 2011 and lower discounts offered in fiscal year 2011 than in fiscal year 2010.

Revenues from traditional media in airports

Revenues from traditional media in airports for fiscal year 2011 increased by 51.9% year-over-year to US$73.5 million. The year-over-year increase was primarily due to increases in both the number of locations sold and the ASP of traditional media in airports.

The number of locations sold for fiscal year 2011 increased by 39.6% year-over-year to 2,559 locations. The number of locations available for fiscal year 2011 increased by 25.4% year-over-year to 3,621 locations, primarily due to the newly signed contracts for billboards and light boxes on the gate bridges at Terminal 3 of Beijing Airport, in Wenzhou Yongqiang Airport, and in some other airports. The utilization rate of traditional media for fiscal year 2011 increased by 7.2 percentage points year-over-year to 70.7% due to the increase in the number of locations sold, which was partially offset by the increase in the number of locations available for sale.

The ASP of traditional media in airports for fiscal year 2011 increased by 8.8% year-over-year to US$28,736 due to lower discounts offered in fiscal year 2011 than in fiscal year 2010 and more locations with higher listing prices sold in fiscal year 2011 than in fiscal year 2010.

Revenues from the gas station media network

Revenues from the gas station media network for fiscal year 2011 increased by 251.3% year-over-year to US$12.9 million due to continued sales efforts and growing acceptance of AirMedia’s gas station media network.

Revenues from other media

Revenues from other media were primarily revenues from Beijing AirMedia City Outdoor Advertising Co., Ltd., a company AirMedia acquired in January 2010, which operates unipole signs and other outdoor media across Beijing. Revenues from other media for fiscal year 2011 decreased by 8.1% year-over-year to US$9.8 million, primarily due to the decrease in revenues from real estate advertisers.

Business tax and other sales tax

Business tax and other sales tax for fiscal year 2011 was US$7.2 million, representing a year-over-year increase of 20.9% from US$6.0 million in fiscal year 2010 due to the increase in total revenues.

Net revenues for fiscal year 2011 were US$270.6 million, representing a year-over-year increase of 17.4% from US$230.5 million in fiscal year 2010.

Cost of Revenues

Cost of revenues for fiscal year 2011 was US$244.5 million, representing a year-over-year increase of 23.5% from US$197.9 million in fiscal year 2010, primarily due to an increase in concession fees, higher agency fees paid to third-party advertising agencies and non-cash loss on the disposal of certain fixed assets. Cost of revenues as a percentage of net revenues in fiscal year 2011 increased to 90.3% from 85.9% in fiscal year 2010.

Concession fees for fiscal year 2011 were US$160.2 million, representing a year-over-year increase of 19.3% from US$134.3 million in fiscal year 2010, primarily due to additional new concession contracts signed in 2011. Concession fees as a percentage of net revenues in fiscal year 2011 increased to 59.2% from 58.3% in fiscal year 2010 because concession fees were fixed once concession rights contracts were entered into, while revenues generated from newly signed concession rights contracts need time to ramp up.

Gross Profit

Gross profit for fiscal year 2011 was US$26.2 million, representing a year-over-year decrease of 19.8% from US$32.6 million in fiscal year 2010.

Gross profit as a percentage of net revenues for fiscal year 2011 was 9.7%, down from 14.1% in fiscal year 2010. The decrease in gross profit as a percentage of net revenues was primarily due to the fact that cost of revenues grew faster than net revenues.

Operating Expenses

Operating expenses (numbers in US$ 000’s except for percentages):

	Year ended December 31, 2011	% of Net Revenues	Year ended December 31, 2010	% of Net Revenues	Y/Y Growth rate
Selling and marketing expenses	18,238	6.7%	18,112	7.9%	0.7%
General and administrative expenses	22,004	8.1%	24,646	10.7%	-10.7%
Impairment of goodwill	1,003	0.4%	—	0.0%	N/A
Impairment of intangible asset	656	0.2%	1,000	0.4%	-34.4%

Total operating expenses	41,901	15.4%	43,758	19.0%	-4.2%

Adjusted operating expenses (non-GAAP)	31,837	11.8%	31,038	13.5%	2.6%

Total operating expenses for fiscal year 2011 were US$41.9 million, representing a year-over-year decrease of 4.2% from US$43.8 million in fiscal year 2010.

Total operating expenses for fiscal year 2011 included share-based compensation expenses of US$4.6 million, compared to US$8.0 million in fiscal year 2010. Adjusted operating expenses (non-GAAP) for fiscal year 2011, which excluded share-based compensation expenses, amortization of acquired intangible assets, impairment of goodwill, and impairment of intangible assets, were US$31.8 million, representing a year-over-year increase of 2.6% from US$31.0 million in fiscal year 2010. Adjusted operating expenses as a percentage of net revenues (non-GAAP) in fiscal year 2011 decreased to 11.8% from 13.5% in fiscal year 2010.

Selling and marketing expenses for fiscal year 2011 were US$18.2 million, including US$1.4 million of share-based compensation expenses, relatively unchanged fiscal year 2010.

General and administrative expenses for fiscal year 2011 were US$22.0 million, including $3.2 million of share-based compensation expenses. This represented a year-over-year decrease of 10.7% from US$24.6 million in fiscal year 2010 primarily due to lower professional fees, and savings from many other areas in fiscal year 2011 than in fiscal year 2010.

Income/Loss from Operations

Loss from operations for fiscal year 2011 was US$15.7 million, compared to loss from operations of US$11.2 million in fiscal year 2010. Loss from operations as a percentage of net revenues for fiscal year 2011 was negative 5.8%, compared to negative 4.8% in fiscal year 2010.

Adjusted loss from operations (non-GAAP) for fiscal year 2011, which excluded share-based compensation expenses, amortization of acquired intangible assets, impairment of goodwill, and impairment of intangible assets, was US$5.7 million, compared to adjusted income from operations (non-GAAP) of US$1.6 million in fiscal year 2010. Adjusted operating margin (non-GAAP) for fiscal year 2011, which excluded the effect of share-based compensation expenses, amortization of acquired intangible assets, impairment of goodwill, and impairment of intangible assets, was negative 2.1%, compared to 0.7% in fiscal year 2010.

Please refer to the attached table for a reconciliation of income/loss from operations under U.S. GAAP to adjusted income/loss from operations (non-GAAP).

Income Tax Benefits/Expenses

Income tax expenses for fiscal year 2011 were US$266,000, compared to income tax benefits of US$735,000 in fiscal year 2010.

Net Income/Loss Attributable to AirMedia’s Shareholders

Net loss attributable to AirMedia’s shareholders for fiscal year 2011 was US$9.6 million, compared to net loss attributable to AirMedia’s shareholders of US$4.9 million in fiscal year 2011. Basic net loss attributable to AirMedia’s shareholders per ADS for fiscal year 2011 was US$0.15, compared to basic net loss attributable to AirMedia’s shareholders per ADS of US$0.07 in fiscal year 2010. Diluted net loss attributable to AirMedia’s shareholders per ADS for fiscal year 2011 was US$0.15, compared to diluted net loss attributable to AirMedia’s shareholders per ADS of US$0.07 in fiscal year 2010.

Adjusted net income attributable to AirMedia’s shareholders (non-GAAP) for fiscal year 2011, which is net income attributable to AirMedia’s shareholders excluding share-based compensation expenses, amortization of acquired intangible assets, impairment of goodwill, and impairment of intangible assets, was US$468,000, compared to adjusted net income attributable to AirMedia’s shareholders (non-GAAP) of US$7.8 million in fiscal year 2010. Basic and diluted adjusted net income attributable to AirMedia’s shareholders per ADS (non-GAAP) for fiscal year 2011 were both US$0.01, compared to basic and diluted adjusted net income attributable to AirMedia’s shareholders per ADS (non-GAAP) of US$0.12 in fiscal year 2010.

Please refer to the attached table for a reconciliation of (a) net loss/income attributable to AirMedia’s shareholders and basic and diluted net loss/income attributable to AirMedia’s shareholders per ADS under U.S. GAAP to (b) adjusted net loss/income attributable to AirMedia’s shareholders and basic and diluted adjusted net loss/income attributable to AirMedia’s shareholders per ADS (non-GAAP), respectively.

Other Recent Developments

In March 2012, AirMedia renewed its concession rights contract with JCDecaux Momentum Shanghai Airport Advertising Co., Ltd. to continue to exclusively operate digital frames and digital TV screens in Shanghai Pudong International Airport and Hongqiao International Airport until February 2015.

In March 2012, AirMedia obtained concession rights contract to operate three mega-size LEDs at the security check areas and departure aisle of the newly built Terminal 3 of Xi’an Xianyang International Airport for five years. The new Terminal is expected to commence operations in the first half of 2012.

In February 2012, AirMedia renewed its concession rights contract with Beijing Capital International Airport (Beijing Airport). Under this renewed contract, AirMedia will continue to operate its current traditional media advertising formats, such as billboards, light boxes and others, at all of Beijing Airport’s terminals, including Terminals 1, 2, and 3, from April 1, 2012 to March 31, 2015. In a separate contract, AirMedia also renewed its concession rights to operate digital frames at the baggage claim areas in all three terminals of Beijing Airport for three years.

In February 2012, AirMedia obtained concession rights contract to operate 53 digital frames, 97 digital TV screens, and four mega-size LEDs at the newly built Terminal 2 of Chengdu Shuangliu International Airport (“Chengdu Airport”) from April 1, 2012 to March 31, 2017. AirMedia also obtained concession rights to operate six light boxes at the departure aisle and one other traditional advertising format at Terminal 2 of Chengdu Airport from April 1, 2012 to March 31, 2015. The new Terminal is expected to commence operations in the first half of 2012. Chengdu Airport surpassed Shenzhen Bao’an International Airport in 2011 in terms of air traveler volume to become the fifth largest airport in mainland China.

In February, 2012, AirMedia renewed its concession rights contract with Shenzhen Bao’an International Airport to continue to operate its current traditional media advertising formats and digital TV screens at Terminals A and B of the airport from January 1, 2012 to December 31, 2012 when the terminals are scheduled to retire.

On February 1, 2012, AirMedia commenced operations of 24 sets of digital frames, each set consisting of two screens, at the baggage claim areas of the Terminal 2 of Changsha Huanghua International Airport in Hunan province.

In January, 2012, AirMedia entered into a purchase and cooperation frame contract with Elec-Tech International Co., Ltd (“ETi”) to purchase LEDs of an aggregate value of RMB60 million (US$9.5 million) before April 2012. ETi will put advertising orders of RMB20 million (US$3.2 million) each year from 2012 to 2014 on AirMedia’s advertising platforms. The fulfillment and payment of ETI’s advertising orders will be the prerequisite of AirMedia’s fulfillment of its purchase of LEDs. In addition, AirMedia also agreed to purchase additional LEDs of an aggregate value of RMB150 million (US$23.8 million) by 2014 from ETi subject to AirMedia’s own business development and demand, which means no binding legal power.

On January 10, 2012, AirMedia commenced operations of 36 stand-alone digital frames in Zhengzhou Xinzheng International Airport in Henan province.

On January 4, 2012, AirMedia commenced operations of 45 digital TV screens in Harbin Taiping International Airport in Heilongjiang province.

In December 2011, AirMedia renewed its concession rights contract with Air China to continue to operate the digital TV screens on the airplanes operated by Air China for one year until December 31, 2012.

On December 1, 2011, AirMedia and Xunlei Limited entered into a strategic cooperation agreement to jointly purchase copyrights in films and television programs. Instead of paying cash, AirMedia will provide its unfilled advertising time slot and space in this cooperation. AirMedia plans to use the acquired copyrights primarily on its current digital media network in the air sector. AirMedia will also explore possible future use of the acquired copyright in other areas such as video-on-demand system in hotels.

Business Outlook

AirMedia currently expects its total revenues for the first quarter of 2012 to range from US$66.0 million to US$68.0 million, representing a year-over-year increase of 7.6% to 10.8% from the same period in 2011.

AirMedia currently expects its concession fees to be approximately US$43.0 million in the first quarter of 2012. The quarter-over-quarter increase from the fourth quarter of 2011 will be primarily due to the concession fee commitments under concession rights contracts that were newly signed or renewed or are expected to be signed or renewed.

The above forecast reflects AirMedia’s current and preliminary view and is therefore subject to change. Please refer to the Safe Harbor Statement below for the factors that could cause actual results to differ materially from those contained in any forward-looking statement.

Adjustments to Unaudited Fourth Quarter 2010 Financial Results

To provide more useful information to investors and others in understanding and evaluating AirMedia’s operating performance in the same manner as management does, if they so choose, AirMedia changed the definition of its non-GAAP financial measures by adding (1) impairment of goodwill and (2) impairment of intangible assets, which resulted in adjustments to its Non-GAAP financial measures for the fourth quarter of 2010. There is no adjustment to the GAAP results of the fourth quarter of 2010.

Summary of Selected Operating Data

	Quarter Ended December 31, 2011	Quarter Ended September 30, 2011	Quarter Ended December 31, 2010	Y/Y Growth Rate	Q/Q Growth Rate	Year Ended December 31, 2011	Year Ended December 31, 2010	Y/Y Growth Rate
Digital frames in airports
Number of airports in operation	34	35	34	0.0%	-2.9%	34	34	0.0%
Number of time slots available for sale (2)	35,423	35,292	34,950	1.4%	0.4%	139,252	132,340	5.2%
Number of time slots sold (3)	14,189	11,461	13,534	4.8%	23.8%	46,399	46,887	-1.0%
Utilization rate (4)	40.1%	32.5%	38.7%	1.4%	7.6%	33.3%	35.4%	-2.1%
Average advertising revenue per time slot sold (5)	US$2,698	US$2,678	US$2,413	11.8%	0.7%	US$2,727	US$2,414	13.0%

Digital TV screens in airports
Number of airports in operation	36	37	38	-5.3%	-2.7%	36	38	-5.3%
Number of time slots available for sale (1)	18,138	18,664	23,986	-24.4%	-2.8%	74,028	94,050	-21.3%
Number of time slots sold (3)	6,133	2,313	7,103	-13.7%	165.2%	14,439	26,216	-44.9%
Utilization rate (4)	33.8%	12.4%	29.6%	4.2%	21.4%	19.5%	27.9%	-8.4%
Average advertising revenue per time slot sold (5)	US$1,528	US$1,490	US$1,209	26.4%	2.6%	US$1,519	US$1,103	37.7%

Digital TV screens on airplanes
Number of airlines in operation	9	8	9	0.0%	12.5%	9	9	0.0%
Number of time slots available for sale (1)	414	414	426	-2.8%	0.0%	1,656	1,646	0.6%
Number of time slots sold (3)	218	254	402	-45.8%	-14.2%	896	1,203	-25.5%
Utilization rate (4)	52.7%	61.4%	94.4%	-41.7%	-8.7%	54.1%	73.1%	-19.0%
Average advertising revenue per time slot sold (5)	US$34,555	US$26,748	US$23,872	44.8%	29.2%	US$29,837	US$22,913	30.2%

Traditional Media in airports
Numbers of locations available for sale (6)	950	904	752	26.3%	5.1%	3,621	2,887	25.4%
Numbers of locations sold (7)	707	695	504	40.3%	1.7%	2,559	1,833	39.6%
Utilization rate (8)	74.4%	76.9%	67.0%	7.4%	-2.5%	70.7%	63.5%	7.2%
Average advertising revenue per location sold (9)	US$31,448	US$30,711	US$28,192	11.5%	2.4%	US$28,736	US$26,415	8.8%

Notes:

(1)

A time slot is defined as a 30-second equivalent advertising time unit for digital TV screens in airports and digital TV screens on airplanes, which is shown during each advertising cycle on a weekly basis in a given airport or on a monthly basis on the routes of a given airline, respectively. AirMedia’s airport advertising programs are shown repeatedly on a daily basis during a given week in one-hour cycles and each hour of programming includes 20 minutes of advertising content, which allows the Company to sell a maximum of 40 time slots per week. The number of time slots available for sale for the digital TV screens in airports during the period presented is calculated by multiplying the time slots available for sale per week per airport by the number of weeks during the period presented when AirMedia had operations in each airport and then calculating the sum of all the time slots available for sale for each of the Company’s network airports. The length of AirMedia’s in-flight programs typically ranges from approximately 45 minutes to an hour per flight, approximately five to 13 minutes of which consist of advertising content. The number of time slots available for sale for our digital TV screens on airplanes during the period presented is calculated by multiplying the time slots per airline per month by the number of months during the period presented when AirMedia had operations on each airline and then calculating the sum of all the time slots available for sale for each of its network airlines.

(2)

A time slot is defined as a 12-second equivalent advertising time unit for digital frames in airports, which is shown during each standard advertising cycle on a weekly basis in a given airport. AirMedia’s standard airport advertising programs are shown repeatedly on a daily basis during a given week in 10-minute cycles, which allows the Company to sell a maximum of 50 time slots per week. The length of time slot and advertising program cycle of some digital frames in several airports are different from the standard ones. The number of time slots available for sale for the digital frames in airports during the period presented is calculated by multiplying the time slots per week per airport by the number of weeks during the period presented when the Company had operations in each airport and then calculating the sum of all the time slots available for each of its network airports.

(3)

Number of time slots sold refers to the number of 30-second equivalent advertising time units for digital TV screens in airports and digital TV screens on airplanes or 12-second equivalent advertising time units for digital frames in airports sold during the period presented.

(4)

Utilization rate for digital TV screens in airports, digital TV screens on airplanes and digital frames in airports refers to total time slots sold as a percentage of total time slots available for sale during the relevant period.

(5)

Average advertising revenue per time slot sold for digital TV screens in airports, digital TV screens on airplanes and digital frames in airports are calculated by dividing each of the Company’s revenues derived from digital TV screens in airports, digital TV screens on airplanes and digital frames in airports by the respective number of time slots sold.

(6)

The number of locations available for sale in traditional media is defined as the sum of (1) the number of light boxes and billboards in Beijing, Shenzhen, Wenzhou and certain other airports (light boxes and billboards), and (2) the number of gate bridges in certain airports (gate bridges).

(7)

The number of locations sold is defined as the sum of (1) the number of light boxes and billboards sold and (2) the number of gate bridges sold. To calculate the number of light boxes and billboards sold in a given airport, the “utilization rates of light boxes and billboards” in such airport is first calculated by dividing the “total value of light boxes and billboards sold” in such airport by the “total value of light boxes and billboards” in such airport. The “total value of light box and billboard sold” in a given airport is calculated as the daily listing prices of each light boxes and billboards sold in such airport multiplied by their respective number of days sold during the period presented. The “total value of light boxes and billboards” in a given airport is calculated as the sum of quarterly listing prices of all the light boxes and billboards in such airport during the period presented. The number of light boxes and billboards sold in a given airport is then calculated as the number of light boxes and billboards available for sale in such airport multiplied by the utilization rates of light boxes and billboards in such airport. The number of gate bridges sold in a given airport is counted based on numbers in the relevant contracts.

(8)	Utilization rate for traditional media in airports refers to total locations sold as a percentage of total locations available for sale during the period presented.

(9)	Average advertising revenue per location sold is calculated by dividing the revenues derived from all the locations sold by the number of locations sold during the period presented.

Earnings Conference Call Details

AirMedia will hold a conference call to discuss the fourth quarter 2011 earnings at 7:00 AM U.S. Eastern Time on March 12, 2012 (4:00 AM U.S. Pacific Time on March 12, 2012; 7:00 PM Beijing/Hong Kong time on March 12, 2012). AirMedia’s management team will be on the call to discuss financial results and operational highlights and answer questions.

Conference Call Dial-in Information

U.S.: +1 866 519 4004

U.K.: 08082346646

Hong Kong: +852 2475 0994

International: +1 718 354 1231

Pass code: AMCN

A replay of the call will be available for 1 week between 10:00 a.m. on March 12, 2012 and 11:59 p.m. on March 19, 2012, Eastern Time.

Replay Dial-in Information

U.S.: +1 866 214 5335

International: +1 718 354 1232

Pass code: 55264680

Additionally, a live and archived webcast of this call will be available on the Investor Relations section of AirMedia’s corporate website at http://ir.airmedia.net.cn.

Use of Non-GAAP Financial Measures

AirMedia’s management uses non-GAAP financial measures to gain an understanding of AirMedia’s comparative operating performance and future prospects. AirMedia’s non-GAAP financial measures exclude the following non-cash items: (1) share-based compensation expenses, (2) amortization of acquired intangible assets, (3) impairment of goodwill, and (4) impairment of intangible assets.

Non-GAAP financial measures are used by AirMedia’s management in their financial and operating decision-making, because management believes they reflect AirMedia’s ongoing business and operating performance in a manner that allows meaningful period-to-period comparisons. AirMedia’s management believes that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating AirMedia’s operating performance in the same manner as management does, if they so choose. Specifically, AirMedia believes the non-GAAP financial measures provide useful information to both management and investors by excluding certain charges that the Company believes are not indicative of its core operating results.

The non-GAAP financial measures have limitations. They do not include all items of income and expense that affect AirMedia’s income from operations. Specifically, these non-GAAP financial measures are not prepared in accordance with GAAP, may not be comparable to non-GAAP financial measures used by other companies and, with respect to the non-GAAP financial measures that exclude certain items under GAAP, do not reflect any benefit that such items may confer to AirMedia. Management compensates for these limitations by also considering AirMedia’s financial results as determined in accordance with GAAP. The presentation of this additional information is not meant to be considered superior to, in isolation from or as a substitute for results prepared in accordance with US GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of GAAP Net Loss and EPS and Non-GAAP Adjusted Net Loss and EPS”, “Reconciliation of GAAP Operating Expenses to Non-GAAP Adjusted Operating Expenses” and “Reconciliation of GAAP Loss from Operations to Non-GAAP Adjusted Loss from Operations” set forth at the end of this release.

About AirMedia Group Inc.

AirMedia Group Inc. (Nasdaq: AMCN) is a leading operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers. AirMedia operates the largest digital media network in China dedicated to air travel advertising. AirMedia operates digital frames in 34 major airports and digital TV screens in 36 major airports, including most of the 30 largest airports in China. In addition, AirMedia sells advertisements on the routes operated by nine airlines, including the four largest airlines in China. In selected major airports, AirMedia also operates traditional media platforms, such as billboards and light boxes, and other digital media, such as mega LED screens.

In addition, AirMedia has obtained exclusive contractual concession rights until the end of 2014 to develop and operate outdoor advertising platforms at Sinopec’s service stations located throughout China.

For more information about AirMedia, please visit http://www.airmedia.net.cn.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “confident” and similar statements. Among other things, the Business Outlook section and the quotations from management in this announcement, as well as AirMedia Group Inc.’s strategic and operational plans, contain forward-looking statements. AirMedia may also make written or oral forward-looking statements in its reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about AirMedia’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to: if advertisers or the viewing public do not accept, or lose interest in, AirMedia’s air travel advertising network, AirMedia may be unable to generate sufficient cash flow from its operating activities and its prospects and results of operations could be negatively affected; AirMedia derives most of its revenues from the provision of air travel advertising services, and any slowdown in the air travel advertising industry in China may materially and adversely affect its revenues and results of operations; AirMedia’s strategy of expanding its advertising network by building new air travel media platforms and expanding into traditional media in airports may not succeed, and its failure to do so could materially reduce the attractiveness of its network and harm its business, reputation and results of operations; if AirMedia does not succeed in its expansion into gas station and other outdoors media advertising, its future results of operations and growth prospects may be materially and adversely affected; if AirMedia’s customers reduce their advertising spending or are unable to pay AirMedia in full, in part or at all for a period of time due to an economic downturn in China and/or elsewhere or for any other reason, AirMedia’s revenues and results of operations may be materially and adversely affected; AirMedia faces risks related to health epidemics, which could materially and adversely affect air travel and result in reduced demand for its advertising services or disrupt its operations; if AirMedia is unable to retain existing concession rights contracts or obtain new concession rights contracts on commercially advantageous terms that allow it to operate its advertising platforms, AirMedia may be unable to maintain or expand its network coverage and its business and prospects may be harmed; a significant portion of AirMedia’s revenues has been derived from the five largest airports and three largest airlines in China, and if any of these airports or airlines experiences a material business disruption, AirMedia’s ability to generate revenues and its results of operations would be materially and adversely affected; AirMedia’s limited operating history makes it difficult to evaluate its future prospects and results of operations; and other risks outlined in AirMedia’s filings with the U.S. Securities and Exchange Commission. AirMedia does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Contact:

Raymond Huang

Senior Director of Investor Relations

AirMedia Group Inc.

Tel: +86-10-8460-8678

Email: ir@airmedia.net.cn

AirMedia Group Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In U.S. dollars in thousands)

	December 31, 2011	December 31, 2010
ASSETS:
Current assets:
Cash	112,734	106,505
Restricted cash	6,363	6,798
Accounts receivable, net	92,823	62,455
Prepaid concession fees	22,909	31,787
Amount due from related party	148	306
Other current assets	6,627	2,713
Deferred tax assets—current	6,061	5,050

Total current assets	247,665	215,614

Property and equipment, net	56,429	71,720
Long-term investments	2,047	1,714
Long-term deposits	15,042	13,874
Deferred tax assets—non-current	5,763	6,032
Acquired intangible assets, net	13,788	17,496
Goodwill	20,734	20,736

Total assets	361,468	347,186

LIABILITIES AND EQUITY:
Current liabilities:
Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to AirMedia Group Inc. $38,286 and $61,697 as of December 31, 2010 and December 31, 2011, respectively)	63,577	39,020
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to AirMedia Group Inc. $7,078 and $9,585 as of December 31, 2010 and December 31, 2011, respectively)	11,276	12,253
Deferred revenue (including deferred revenue of the consolidated variable interest entities without recourse to AirMedia Group Inc. $12,751 and $11,516 as of December 31 2010 and December 31, 2011, respectively)	11,522	12,751
Income tax payable (including income tax payable of the consolidated variable interest entities without recourse to AirMedia Group Inc. $911 and $332 as of December 31, 2010 and December 31, 2011, respectively)	792	1,263
Amounts due to related parties (including amounts due to related parties of the consolidated variable interest entities without recourse to AirMedia Group Inc. $422 and $443 as of December 31, 2010 and December 31, 2011, respectively)	443	422

Total current liabilities	87,610	65,709

Deferred tax liability—non-current	3,800	4,761

Total liabilities	91,410	70,470

Equity
Ordinary shares	128	132
Additional paid-in capital	275,150	277,676
Treasury stock	(3,775)	—
Statutory reserves	8,049	7,671
Accumulated deficits	(38,138)	(28,164)
Accumulated other comprehensive income	30,734	18,353

Total AirMedia Group Inc.’s shareholders’ equity	272,148	275,668

Noncontrolling interests	(2,090)	1,048

Total equity	270,058	276,716

Total liabilities and equity	361,468	347,186

AirMedia Group Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In U.S. dollars in thousands, except share and ADS related data)

	Three Months Ended			Year Ended
	December 31, 2011	September 30, 2011	December 31, 2010	December 31, 2011	December 31, 2010

Revenues	87,830	70,108	70,762	277,821	236,460
Business tax and other sales tax	(2,836)	(1,393)	(2,075)	(7,197)	(5,955)

Net revenues	84,994	68,715	68,687	270,624	230,505
Cost of revenues	65,764	61,723	54,343	244,470	197,908

Gross profit	19,230	6,992	14,344	26,154	32,597
Operating expenses:
Selling and marketing *	4,984	4,429	4,866	18,238	18,112
General and administrative *	7,245	5,562	5,182	22,004	24,646
Impairment of goodwill	1,003	—	—	1,003	—
Impairment of intangible assets	—	—	1,000	656	1,000

Total operating expenses	13,232	9,991	11,048	41,901	43,758

Income (loss) from operations	5,998	(2,999)	3,296	(15,747)	(11,161)
Interest income	247	254	188	1,242	694
Gain on remeasurement of cost and equity method investments (net)	—	—	—	—	919
Other income, net	716	401	328	1,848	940

Income (loss) before income taxes	6,961	(2,344)	3,812	(12,657)	(8,608)
Income tax benefits (expenses)	(2,446)	205	418	(266)	735

Net income (loss) before net income of equity method investments	4,515	(2,139)	4,230	(12,923)	(7,873)
Net income of equity method investments	70	75	31	243	290

Net income (loss)	4,585	(2,064)	4,261	(12,680)	(7,583)

Less: Net loss attributable to noncontrolling interests	(44)	(381)	(849)	(3,084)	(2,666)

Net income (loss) attributable to AirMedia Group Inc.’s shareholders	4,629	(1,683)	5,110	(9,596)	(4,917)

Net income (loss) attributable to AirMedia Group Inc.’s shareholders per ordinary share
Basic	0.04	(0.01)	0.04	(0.07)	(0.04)
Diluted	0.04	(0.01)	0.04	(0.07)	(0.04)
Net income (loss) attributable to AirMedia Group Inc.’s shareholders per ADS
Basic	0.07	(0.03)	0.08	(0.15)	(0.07)
Diluted	0.07	(0.03)	0.07	(0.15)	(0.07)
Weighted average ordinary shares outstanding used in computing net income (loss) per ordinary share—basic	126,546,835	128,978,404	131,502,583	129,537,955	131,252,115
Weighted average ordinary shares outstanding used in computing net income (loss) per ordinary share—diluted	127,711,965	128,978,404	137,419,791	129,537,955	131,252,115
* Share-based compensation charges included are as follow:
Selling and marketing	178	679	370	1,422	2,424
General and administrative	404	1,706	776	3,192	5,547

AirMedia Group Inc.

RECONCILIATION OF GAAP NET INCOME (LOSS) AND EPS TO NON-GAAP

ADJUSTED NET INCOME AND EPS

(In U.S. dollars in thousands, except share and ADS related data)

	Three Months Ended			Year Ended
	December 31, 2011	September 30, 2011	December 31, 2010	December 31, 2011	December 31, 2010
			(Adjusted)		(Adjusted)
Net income (loss) attributable to AirMedia Group Inc.’s shareholders (GAAP)	4,629	(1,683)	5,110	(9,596)	(4,917)
Amortization of acquired intangible assets	952	947	958	3,791	3,749
Share-based compensation	582	2,385	1,146	4,614	7,971
Impairment of goodwill	1,003	—	—	1,003	—
Impairment of intangible assets	—	—	1,000	656	1000

Adjusted net income attributable to AirMedia Group Inc.’s shareholders (non-GAAP)	7,166	1,649	8,214	468	7,803

Adjusted net income attributable to AirMedia Group Inc.’s shareholders per share (non-GAAP)
Basic	0.06	0.01	0.06	0.00	0.06
Diluted	0.06	0.01	0.06	0.00	0.06

Adjusted net income attributable to AirMedia Group Inc.’s shareholders per ADS (non-GAAP)
Basic	0.11	0.03	0.12	0.01	0.12
Diluted	0.11	0.03	0.12	0.01	0.12

Shares used in computing adjusted basic net income attributable to AirMedia Group Inc.’s shareholders per share (non-GAAP)	126,546,835	128,978,404	131,502,583	129,537,955	131,252,115

Shares used in computing adjusted diluted net income attributable to AirMedia Group Inc.’s shareholders per share (non-GAAP)	127,711,965	128,978,404	137,419,791	129,829,237	132,963,246

Note:   1) The Non-GAAP adjusted net income per share and per ADS are computed using Non-GAAP net adjusted income and number of shares and ADSs used in GAAP basic and diluted EPS calculation, where the number of shares and ADSs is adjusted for dilution due to the share-based compensation plan.

2) To provide more useful information to investors and others in understanding and evaluating AirMedia’s operating performance in the same manner as management does, if they so choose, AirMedia changed the definition of its non-GAAP financial measures by adding (1) impairment of goodwill and (2) impairment of intangible assets, which resulted in adjustments to its Non-GAAP financial measures in the fourth quarter of 2010. There is no adjustment to the GAAP results of the fourth quarter of 2010.

AirMedia Group Inc.

RECONCILIATION OF GAAP OPERATING EXPENSES TO NON-GAAP

ADJUSTED OPERATING EXPENSES

(In U.S. dollars in thousands except for percentages)

	Three Months Ended			Year Ended
	December 31, 2011	September 30, 2011	December 31, 2010	December 31, 2011	December 31, 2010
			(Adjusted)		(Adjusted)

Operating expenses (GAAP)	13,232	9,991	11,048	41,901	43,758
Amortization of acquired intangible assets	952	947	958	3,791	3,749
Share-based compensation	582	2,385	1,146	4,614	7,971
Impairment of goodwill	1,003	—	—	1,003	—
Impairment of intangible assets	—	—	1,000	656	1,000

Adjusted operating expenses (non-GAAP)	10,695	6,659	7,944	31,837	31,038

Adjusted operating expenses as a percentage of net revenues (non-GAAP)	12.6%	9.7%	11.6%	11.8%	13.5%

AirMedia Group Inc.

RECONCILIATION OF GAAP LOSS FROM OPERATIONS TO NON-GAAP

ADJUSTED INCOME (LOSS) FROM OPERATIONS

(In U.S. dollars in thousands except for percentages)

	Three Months Ended			Year Ended
	December 31, 2011	September 30, 2011	December 31, 2010	December 31, 2011	December 31, 2010
			(Adjusted)		(Adjusted)

Income (loss) from operations	5,998	(2,999)	3,296	(15,747)	(11,161)
Amortization of acquired intangible assets	952	947	958	3,791	3,749
Share-based compensation	582	2,385	1,146	4,614	7,971
Impairment of goodwill	1,003	—	—	1,003	—
Impairment of intangible assets	—	—	1,000	656	1,000

Adjusted income (loss) from operations (non-GAAP)	8,535	333	6,400	(5,683)	1,559

Adjusted operating margin (non-GAAP)	10.0%	0.5%	9.3%	-2.1%	0.7%